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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
   (Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                                  thereunder)

                                AMENDMENT NO. 6

                      AMERICAN INDUSTRIAL PROPERTIES REIT
                                (Name of Issuer)

                   DEVELOPERS DIVERSIFIED REALTY CORPORATION
                            DDR TRANSITORY SUB INC.
                               SCOTT A. WOLSTEIN
                      AMERICAN INDUSTRIAL PROPERTIES REIT
                      (Name of Person(s) Filing Statement)

                      COMMON SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                   026791202
                     (CUSIP Number of Class of Securities)

                 SCOTT A. WOLSTEIN                                  DAVID M. JACOBSTEIN
              CHIEF EXECUTIVE OFFICER                                    PRESIDENT
     DEVELOPERS DIVERSIFIED REALTY CORPORATION              AMERICAN INDUSTRIAL PROPERTIES REIT
              3300 ENTERPRISE PARKWAY                              3300 ENTERPRISE PARKWAY
               BEACHWOOD, OHIO 44122                                BEACHWOOD, OHIO 44122
                  (216) 755-5500                                      (216) 755-5500

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                                ROBERT A. WEIBLE
                             Baker & Hostetler LLP
                           3200 National City Center
                              1900 East 9th Street
                             Cleveland, Ohio 44114
                                 (216) 621-0200

     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c. [ ] A tender offer.
     d. [ ] None of the above.

     Check the following box if soliciting materials or information statement referred to in checking box (a) as preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
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
$163,721,869......................................                       $32,745
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

 * For purposes of calculating the filing fee only. The filing fee was determined by adding (a) the product of (i) the 11,354,793 common shares of beneficial interest, par value $0.10 per share, of American Industrial Properties REIT (the "Common Shares") that are proposed to be acquired in the merger and (ii) the merger consideration of $14.16 per Common Share, plus (b) $1,600,000 payable to holders of options to purchase Common Shares in exchange for the cancellation of such options, plus (c) $1,338,000 payable to holders of dividend equivalent rights ("DERs") in exchange for the cancellation of such DERs (collectively, the "Total Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of 1% of the Total Consideration.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: $32,745
               Filing Party: AMERICAN INDUSTRIAL PROPERTIES REIT
Form or Registration No:                              Form or Registration No:
SCHEDULE 14A PRELIMINARY PROXY                        SCHEDULE 13E-3
STATEMENT ($31,741 paid)                              ($1,004 paid)
Date Filed: DECEMBER 1, 2000                          Date Filed: APRIL 13, 2001
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                                  INTRODUCTION

     This Amendment No. 6 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") (as amended by Amendment Nos. 1 through 5 thereto, the "Transaction Statement") jointly filed by (a) Developers Diversified Realty Corporation, an Ohio corporation ("DDR"), (b) DDR Transitory Sub Inc., a Texas corporation and subsidiary of DDR ("DDR Sub"), (c) Scott A. Wolstein, and (d) American Industrial Properties REIT, a Texas real estate investment trust and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("AIP"). The Transaction Statement was filed in connection with the Schedule 14A solicitation of proxies required in connection with the Agreement and Plan of Merger, dated as of November 1, 2000, by and among DDR, DDR Sub and AIP (the "Merger Agreement"), pursuant to which it was agreed that, upon AIP shareholder approval, the non-DDR related shareholders will receive cash for their shares and DDR Sub will merge into AIP, with AIP surviving as a wholly-owned subsidiary (except for one share owned by Scott Wolstein) of DDR (the "Merger Transaction").

     The purpose of this Amendment No. 6 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3). Capitalized terms used but not defined herein shall have the meaning set forth in the Transaction Statement.


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ITEM 15. ADDITIONAL INFORMATION.

     On May 14, 2001, the shareholders of AIP approved the Merger Transaction. On the same date, AIP and DDR filed Certificates of Merger with the Secretary of State of Texas and the County Clerk of Dallas County, Texas, at which time (i) DDR Sub was merged with and into AIP, (ii) the AIP common shares then owned by DDR, DDR Sub and their respective direct and indirect subsidiaries were canceled, (iii) all other AIP common shares became the right to receive $12.89 per share in cash and (iv) all 10,000 shares in DDR Sub were converted into new AIP common shares of which 9,999 are owned by DDR and one is owned by Scott A. Wolstein.

     On May 15, 2001, AIP filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to terminate the registration of the AIP common shares under Section 12(g) of the Act, in accordance with Rule 12g-4. As of such date, AIP'S duty under Section 15(d) of the Securities Exchange Act of 1934 (the "Act") to file information, documents and reports required under Section 13 of the Act with respect to its common shares was suspended pursuant to Rule 12h-3 under the Act. In addition, the common shares of AIP were delisted from trading on the New York Stock Exchange ("NYSE") and ceased to trade on the NYSE as of May 15, 2001.



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                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                           DEVELOPERS DIVERSIFIED REALTY
                                           CORPORATION

                                           By:     /s/ JOAN U. ALLGOOD
                                             -----------------------------------
                                           Name: Joan U. Allgood
                                           Title:  Senior Vice President and
                                                   General Counsel

                                           DDR TRANSITORY SUB INC.

                                           By:     /s/ JOAN U. ALLGOOD
                                             -----------------------------------
                                           Name: Joan U. Allgood
                                           Title:  Vice President and Secretary

                                           AMERICAN INDUSTRIAL PROPERTIES REIT

                                           By:    /s/ DAVID M. JACOBSTEIN
                                             -----------------------------------
                                           Name: David M. Jacobstein
                                           Title:  President

                                           /s/ SCOTT A. WOLSTEIN
                                           -------------------------------------
                                           Scott A. Wolstein

Dated: May 15, 2001

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